Exhibit 99.3

February 15, 2022

Dear Ladies & Gentlemen:

This letter will serve as notice of my retirement as Executive Operating Chairman of Heartland Financial Corporation effective as of the adjournment of Heartland’s Annual Meeting of Shareholders currently scheduled to occur on May 18, 2022. My retirement will terminate any and all other roles as an employee of Heartland and all of its subsidiary banks and is submitted without prejudice to the previously agreed-upon compensation levels for 2022, which are documented in the attached board resolutions. I will continue serving as a non-employee member of Heartland’s board of directors until my current term expires at the annual stockholder meeting in May 2024, at which time I will not stand for reelection, as required by Heartland’s mandatory retirement policy for directors.

As I retire from full-time active employment with Heartland, I would be remiss if I did not convey my extraordinary disappointment with Heartland’s recent performance and with management’s apparent inability to develop, articulate and follow a strategy that is designed to improve total return to stockholders. Instead, management, with the apparent support of some directors, seems focused excessively on administrative initiatives such as collapsing the charters of our subsidiary banks, rather than on profitably expanding our loan portfolio and growing through acquisitions. Of course, the Board is free to pursue these administrative measures, but I cannot in good conscience lead an exercise whose success is unlikely to yield the results our stockholders rightly expect from Heartland.

In closing, I would like to express my extreme gratitude for the opportunity to have led our organization for these past 35 years. The greatest lesson I have learned since joining Dubuque Bank & Trust in 1971 is that Heartland and our subsidiary banks are blessed with a vast pool of immensely capable staff, including relationship managers, loan officers and staff, administrative personnel, information technology experts, branch personnel, and hundreds of other individuals without whom we could not have built such a wonderful company. I am grateful to have worked with and led these individuals.

The very best part of my career has been the many relationships and friendships that I was so fortunate to have enjoyed with employees, customers, and directors across our 11 member banks and the holding company. It’s truly something that I will always cherish. I hope that, notwithstanding my retirement, the management team will intensify their focus on both strategic and operational growth and on opportunities that have a meaningful chance of significantly increasing total shareholder returns.

Sincerely,

/s/ Lynn B. Fuller
Lynn B. Fuller
Executive Operating Chairman
Heartland Financial USA, Inc.